Correspondence

Brian Boonstra 303.892.7348 brian.boonstra@dgslaw.com

August 9, 2021

Via EDGAR and Federal Express

Ms. Karina Dorin

Staff Attorney

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Arras Minerals Corp. Registration Statement on Form 20-F Filed July 2, 2021 File No. 000-56306

Dear Ms. Dorin:

On behalf of Arras Minerals Corp. (“Arras” or the “Company”), set forth below is the response of the Company to the comments received by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 29, 2021 (the “Comment Letter”) regarding the above-referenced registration statement on Form 20-F (the “20-F”). In connection therewith, the Company has filed via EDGAR an amended registration statement on Form 20-F (the “Amended 20-F”) that incorporates the changes made in response to the Comment Letter, as well as certain other updated information.

For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response. For the Staff’s convenience, we have included with this letter, a “redlined” copy of the Amended 20-F showing all changes to the filing since the filing of the 20-F.

Q: When will Arras shares begin to trade on a stand-alone basis?, page 11

1.	Please expand your disclosure here to discuss any current plans to list your common stock on an exchange. In this regard, we note your disclosure on page 61 that you plan to apply to have your common shares listed on the TSX Venture Exchange.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 73 of the “redlined” copy of the Amended 20-F.

Ms. Karina Dorin

U.S. Securities and Exchange Commission

August 9, 2021

Business Overview, page 31

2.	We note your disclosure that the Beskauga Project, which is comprised of three contiguous licenses located in Kazakhstan, is your only material property. Additionally we note your disclosure on page 34 regarding the Maikain JV agreement and the exploration license for the Akkuduk property. Considering you appear to have interests in multiple properties, provide the information required under Items 1303(b) and 1304 of Regulation S-K for all properties or tell us why such disclosure is not necessary.

Response: The Company does not currently view the Akkuduk property as material to its business because no material work has been completed on the property and the Company does not currently intend to focus its near-term exploration activities on the property. Therefore, the Company does not believe that the additional disclosure required by Items 1303(b) and 1304 of Regulation S-K is required for the Akkuduk property. Additional disclosure has been included on pages 37 and 50 of the “redlined” copy of the Amended 20-F to reflect this position. In the event that the Company’s business plans change and the Akkuduk property becomes material to the Company’s business plans, the Company will include the required disclosure in future filings.

Property, Plants and Equipment, page 31

3.	We note your Beskauga Option Agreement is subject to bonus payments based upon the completion of a bankable feasibility study indicating gold equivalent resources. Clarify your disclosure related to the Beskauga Option Agreement bonus payments with respect to the terminology associated with a feasibility study and gold equivalent resources. Your response should explain the nature of the feasibility study that must be completed and whether it is consistent with the definitions per Item 1300 of Regulation S-K.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 36 of the “redlined” copy of the Amended 20-F.

4.	Revise to disclose the following with respect to your material property as required by Item 1304(b)(2) of Regulation S-K:
•	your proposed program of exploration,
•	the age, details as to modernization and physical condition of the equipment, facilities, and infrastructure, and
•	the total cost for or book value of the property and its associated plant and equipment.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see pages 43–44 of the “redlined” copy of the Amended 20-F.

Ms. Karina Dorin

U.S. Securities and Exchange Commission

August 9, 2021

5.	We note your disclosure of mineral resources for the Beskauga deposit. Please disclose the point of reference for your mineral resources and the time frame related to your pricing as required by Item 1304(d)(1) of Regulation S-K.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 41 of the “redlined” copy of the Amended 20-F.

History and Development of the Company, page 32

6.	We note that you must incur $2 million in cumulative exploration expenditures on the Beskauga Project by January 26, 2022. Please disclose whether you have expended any such exploration expenditures to date and how you expect to finance such expenditures. Also provide related updates to the disclosure under “2021 Exploration Program” at page 40, including the anticipated cost of such exploration program and the amounts expended to date.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see pages 35 and 43–44 of the “redlined” copy of the Amended 20-F.

Loan Agreements, page 34

7.	We note that you disclose that the SVB Loans and Arras Loan 1 are repayable on June 30, 2021 and the Arras Loan 2 is repayable on July 31, 2021. Please revise to clarify the current status of such loans, including whether any of the loans has been fully repaid.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 37 of the “redlined” copy of the Amended 20-F and Exhibits 4.3.1, 4.4.1, 4.5.1, 4.6.1, 4.7.1 and 4.8 to the Amended 20-F.

Regulatory Overview, page 41

8.	Please revise your disclosure discuss in greater detail the governmental regulations, including the environmental code and separate water legislation, and the material effects of governmental regulations on your business. Refer to Item 4.B.8 of Form 20-F.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see pages 45–48 of the “redlined” copy of the Amended 20-F.

Liquidity and Capital Resources, page 48

9.	You state that management’s successful pursuit of equity financings in the past alleviates any substantial doubt that you can continue operations for the next 12 months as a going concern. Revise this disclosure as it does not appear to be consistent with the language in the footnotes to your financial statements regarding your ability to continue as a going concern.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 58 of the “redlined” copy of the Amended 20-F.

Ms. Karina Dorin

U.S. Securities and Exchange Commission

August 9, 2021

Related Party Transactions, page 60

10.	You state that you “intend to enter into a Separation and Distribution Agreement and possibly other agreements with Silver Bull related to the Distribution and the Spin-off.” Please expand your disclosure to discuss the material provisions of all agreements that will govern your relationship with Silver Bull, and file all such agreements as exhibits.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see pages 10–11, 17–18, 53–54 and 71–72 of the “redlined” copy of the Amended 20-F, including the form of Separation and Distribution that Arras and Silver Bull Resources, Inc. intend to enter into prior to completion of the proposed spin-off (filed as Exhibit 4.11 to the Amended 20-F).

Note 2. Basis of Presentation, page F-8

11.	Consistent with disclosure provided in other sections of your filing, include disclosure here regarding the allocation of expenses from Silver Bull. In addition, explain the allocation method used and provide a statement that the method used is reasonable. For additional guidance, refer to SAB Topic 1B1.

Response: The Company has been advised by its independent registered auditor, Smythe LLP, that because the financial statements and notes thereto included in the Form 20-F have already been finalized, any changes to the notes would require an amendment to the financial statements and the redaction of the auditor’s report. In future periodic reports of the Company containing financial statements and notes thereto that are filed with the Commission, the Company will ensure that additional disclosure is included in Note 2 (Basis of Presentation) to the financial statements that includes disclosure regarding the allocation of expenses from Silver Bull, explains the allocation method used, and provides a statement that the method used is reasonable, comparable to the following:

The officers of the Company are not formally employed by the Company but currently hold the same positions with Silver Bull, and Silver Bull is charging an allocation of its costs on a pro-rata cost recovery basis to the Company. For the period from inception on February 5, 2021 to April 30, 2021, the allocation was 50% of the payroll and related costs incurred by Silver Bull, which allocation was estimated based on services incurred.

Ms. Karina Dorin

U.S. Securities and Exchange Commission

August 9, 2021

Note 6. Beskauga Option Agreement, page F-16

12.	We note that approximately $850,000 of the required expenditures have been incurred under the Beskauga Option Agreement as of April 30, 2021 via loans made to Ekidos. Please revise to clarify the nature of your obligation to incur exploration expenditures and your accounting for the amounts being incurred.

Response: The Company has been advised by its independent registered auditor, Smythe LLP, that because the financial statements and notes thereto included in the Form 20-F have already been finalized, any changes to the notes would require an amendment to the financial statements and the redaction of the auditor’s report. In future periodic reports of the Company containing financial statements and notes thereto that are filed with the Commission, the Company will ensure that Note 6 (Beskauga Option Agreement) to the financial statements is revised to include disclosure regarding the nature of the Company’s obligation to incur exploration expenditures and the Company’s accounting for the amounts incurred, comparable to the following:

As of April 30, 2021, approximately $850,000 of the $2,000,000 in expenditures required to be incurred under the Beskauga Option Agreement by January 26, 2022 (the first anniversary of the Closing Date) has been incurred, leaving $1,150,000 to be incurred by January 26, 2022. These expenditures were funded via loans made to Ekidos. Ekidos is an unrelated third-party Kazakh entity, which was incorporated by Copperbelt to hold the Beskauga property interests. The loans to Ekidos have been recorded as current assets, as the loans are repayable within one year.

An additional $230,000 was spent on exploration activities at Beskauga subsequent to period end in May 2021, thus reducing the remaining expenditures required by January 26, 2022 to $920,000. These expenditures were funded via an additional loan made to Ekidos (Note 16).

Exhibit 17.1, page 1

13.	Please revise your technical report to include an assessment of the environmental compliance and permitting for the Beskauga project as required by Item 1302(d)(3)(iv) of Regulation S-K.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see Section 3.3 (Kazakhstan Mining Code and Related Permitting), Section 3.6 (Environmental Permits and Liabilities), Section 3.7 (Risks), and Section 11.12.3 (Project Permitting) of the amended technical report summary (filed as Exhibit 17.1 to the Amended 20-F).

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Ms. Karina Dorin

U.S. Securities and Exchange Commission

August 9, 2021

Should you have additional questions or comments, please contact the undersigned at (303) 892-7348.

Sincerely,

/s/ Brian Boonstra

Brian Boonstra

for

Davis Graham & Stubbs LLP

Enclosure

cc:	Timothy T. Barry, Arras Minerals Corp. Christopher Richards, Arras Minerals Corp.